UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )

SCHERING AKTIENGESELLSCHAFT
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number)
American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayer Aktiengesellschaft
Bayerwerk, Gebäude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+ 49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany
+49 69 97103 0
September 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	DE0007172009, 806585204

1	NAMES OF REPORTING PERSONS: Dritte BV GmbH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		181,553,299

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		181,553,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	181,553,299

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.112%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The calculation of the foregoing percentage is based on 190,883,600 outstanding bearer shares (“Shares”) with no par value of Schering Aktiengesellschaft (“Schering AG”), including Shares represented by American Depositary Shares (“ADSs”).

CUSIP No.	DE0007172009, 806585204

1	NAMES OF REPORTING PERSONS: Bayer Aktiengesellschaft

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		181,553,299

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		181,553,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	181,553,299

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.112%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(2)	The calculation of the foregoing percentage is based on 190,883,600 outstanding Shares, including Shares represented by ADSs.

     This Amendment No. 6 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2006 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 and as may be further amended from time to time, the “Schedule 13D”), with respect to the outstanding bearer shares with no par value (“Shares”), including Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a German stock corporation (“Schering AG”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:
     From 12:00 p.m. New York time on July 12, 2006 through 12:00 p.m. New York time on September 8, 2006, Purchaser acquired 5,006,818 Shares (including Shares represented by ADSs).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by deleting the lead-in sentence thereof and replacing it with the following:
     The aggregate purchase price of EUR 16,006,090,678 for the acquisition of the 181,553,299 Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons was funded, as follows:
Item 4. Purpose of Transaction
     The section entitled “Supervisory Board” of Item 4 of the Schedule 13D is hereby amended by supplementing it with the following new paragraph:
As a result of the acquisition of the majority of Shares by the Reporting Persons, all shareholder representatives, with exception of two, have resigned their offices with effect as of the end of the extraordinary general meeting of Schering AG at which the shareholders of Schering AG will be asked to vote on the Domination Agreement between Schering AG and the Purchaser (described below) to be held on September 13, 2006. As a consequence, six new shareholder representatives will be elected at such extraordinary general meeting of Schering AG.
     The section entitled “Domination Agreement” of Item 4 of the Schedule 13D is hereby replaced in its entirety with the following new paragraph:
On July 31, 2006 Purchaser and Schering AG entered into a domination and profit and loss transfer agreement (the “Domination Agreement”), with the Purchaser as the “controlling company” and Schering AG as the “controlled company.” Effectiveness of the Domination Agreement requires, among other things, the consent of at least 75% of the represented share capital at a general shareholders meeting of Schering AG. An extraordinary general shareholders meeting of Schering AG to vote on the Domination Agreement has been called for September 13, 2006. The affirmative vote of Schering’s shareholders on the Domination Agreement is assured since the Purchaser holds more than 75% of the Shares. After the affirmative vote at the general shareholders’ meeting, the Domination Agreement will become effective upon registration in the commercial register. Once the Domination Agreement is effective, the Purchaser, and indirectly Bayer AG, will be authorized to issue binding orders to the management board of Schering AG and would thereby control the management of Schering AG’s business affairs. Pursuant to the Domination Agreement Schering AG has agreed to submit itself to the direction of, and to transfer its entire profits to, the Purchaser and the Purchaser agreed to compensate Schering AG for any annual net losses (Jahresfehlbetrag) incurred during the term of the Domination Agreement. Pursuant to applicable German law and the terms of the Domination Agreement, the Purchaser is obligated, upon the Domination Agreement becoming effective, to offer to acquire all outstanding Shares owned by any minority shareholders (aussenstehende Aktionäre) at their request in return for payment of “fair cash compensation” (angemessene Barabfindung). The amount of this fair cash compensation, which has been determined in accordance with applicable German law, will be EUR89.00 per Share. Further, under applicable German law and the terms of the Domination Agreement, for as long as the Domination Agreement remains in effect, any minority shareholders who have not elected to sell their Shares to the Purchaser pursuant to the mandatory offer described above, will be entitled to receive recurring payments (Ausgleich) in proportion to their share in the share capital of Schering AG (the “Guaranteed Fixed Annual Dividend”) in lieu of any other future dividend. The annual amount of the Guaranteed Fixed Annual Dividend, which has been determined in accordance with applicable German law, will be EUR4.60 per Share (less certain corporate taxes).
     The section entitled “Delisting and Deregistration” of Item 4 of the Schedule 13D is hereby replaced in its entirety with the following new paragraphs:
The Reporting Persons currently intend to cause Schering AG to apply for a revocation of the admission of Schering AG securities on the Swiss stock exchange. In addition, the Reporting Persons currently intend to cause Schering AG to delist the ADSs from the New York Stock. The Reporting Persons may cause Schering AG to apply for a revocation of the admission of Schering AG securities from the various German stock exchanges on which they are currently traded. The application for delisting from the German stock exchanges will require Schering shareholder approval (which is assured since the Reporting Persons hold more than 95% of the Shares) and the payment of “fair cash compensation” to be determined in accordance with German law.
The Shares and ADSs are currently registered under the Exchange Act. The Reporting Persons currently intend to deregister the Shares and the ADSs to the extent that such deregistration is permissible under the Exchange Act. Deregistration of the Shares and ADSs would substantially reduce the information required to be furnished by Schering AG to holders of Shares and ADSs and to the SEC under the Exchange Act and would make certain provisions of the Exchange Act inapplicable to Schering AG and the Shares and ADSs.
     The section entitled “Exclusion of Minority Shareholders” of Item 4 of the Schedule 13D is hereby replaced in its entirety with the following new paragraph:
The Purchaser has acquired more than 95% of the Shares enabling it to effect a “squeeze-out,” or forced transfer of the Shares (including Shares represented by ADSs) held by any minority shareholders to the Purchaser, in exchange for “fair cash compensation” to be determined in accordance with German law. The Reporting Persons currently intend to effect a squeeze-out. A squeeze-out is effected by shareholder resolution by a simple majority of the votes cast at a general shareholders meeting, which would be assured due to the Purchaser’s majority ownership. Such a shareholder resolution would be binding upon the remaining minority holders of Shares (including Shares represented by ADSs), and no holder could choose to remain a securityholder of Schering AG. Instead, the remaining Schering AG securityholders would only have a right to receive “fair cash compensation,” and their Schering AG securities would no longer represent an equity interest in Schering AG, but only such right to such compensation. Upon completion of the squeeze-out, the stock exchange listings of Schering AG securities, and the registration of Schering AG securities under the Exchange Act, to the extent not previously terminated, would be terminated.
     The section entitled “Mandatory Offer” of Item 4 of the Schedule 13D is hereby deleted in its entirety.

Item 5. Interest in Securities of the Issuer
     The information set forth in Item 5 of the Schedule 13D is hereby deleted and restated in its entirety as follows:
     (a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Purchaser is the direct beneficial owner of 181,553,299 Shares as of 12:00 p.m. New York time on September 8, 2006, representing approximately 95.112% of all Shares (including Shares represented by ADSs) outstanding.
     Bayer AG, as the holder of all equity interests in Purchaser, has the power to vote and dispose of securities held by Purchaser, and therefore may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Purchaser.
     Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, including Shares represented by ADSs.
     (c)—From 9:00 a.m. New York time on June 9, 2006 through 12:00 p.m. New York time on September 8, 2006, Purchaser acquired 181,553,299 Shares. Except as described in this Schedule 13D, pursuant to the Tender Agreement or as otherwise set forth on Schedule C, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has engaged in any transaction during the past 60 days in any Shares, including Shares represented by ADSs.
     (d)—Not applicable.
     (e)—Not applicable.
Schedule C
     Schedule C of the Schedule 13D is hereby amended as follows:
     1. The following information is added to the end of the table of purchases made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in the open market during the past 60 days:

		Number of	Price per
		Shares	Share or
Name	Date	or ADS	ADS
Purchaser	August 18, 2006	6,082	EUR 89.93
Purchaser	August 18, 2006	6,241	EUR 89.96
Purchaser	August 18, 2006	1,388	EUR 89.98
Purchaser	August 18, 2006	2,838	EUR 90.00
Purchaser	August 18, 2006	1,532	EUR 90.03
Purchaser	August 18, 2006	3,918	EUR 90.04
Purchaser	August 18, 2006	4,500	EUR 90.09
Purchaser	August 21, 2006	328	EUR 89.98
Purchaser	August 21, 2006	2,895	EUR 90.00
Purchaser	August 21, 2006	3,981	EUR 90.04
Purchaser	August 21, 2006	352	EUR 90.05
Purchaser	August 21, 2006	232	EUR 90.07
Purchaser	August 21, 2006	4,071	EUR 90.10
Purchaser	August 22, 2006	3,000	EUR 90.10
Purchaser	August 23, 2006	243	EUR 90.39
Purchaser	August 23, 2006	14	EUR 90.40
Purchaser	August 23, 2006	637	EUR 90.41
Purchaser	August 23, 2006	300	EUR 90.42
Purchaser	August 23, 2006	434	EUR 90.44
Purchaser	August 23, 2006	23,722	EUR 90.45
Purchaser	August 23, 2006	2,911	EUR 90.46
Purchaser	August 23, 2006	5,404	EUR 90.47
Purchaser	August 23, 2006	3,830	EUR 90.48
Purchaser	August 23, 2006	8,163	EUR 90.49
Purchaser	August 23, 2006	38,953	EUR 90.50
Purchaser	August 23, 2006	601	EUR 90.51
Purchaser	August 23, 2006	6,580	EUR 90.52
Purchaser	August 24, 2006	204	EUR 90.43
Purchaser	August 24, 2006	841	EUR 90.47
Purchaser	August 24, 2006	300	EUR 90.49
Purchaser	August 24, 2006	2,330	EUR 90.50
Purchaser	August 25, 2006	300	EUR 90.37
Purchaser	August 25, 2006	2,584	EUR 90.41
Purchaser	August 25, 2006	699	EUR 90.45
Purchaser	August 25, 2006	408	EUR 90.46
Purchaser	August 25, 2006	3,040	EUR 90.47
Purchaser	August 25, 2006	2,507	EUR 90.48
Purchaser	August 25, 2006	350	EUR 90.49
Purchaser	August 25, 2006	17,799	EUR 90.50
Purchaser	August 28, 2006	2,407	EUR 90.40
Purchaser	August 28, 2006	216	EUR 90.41
Purchaser	August 28, 2006	406	EUR 90.43
Purchaser	August 28, 2006	265	EUR 90.44
Purchaser	August 28, 2006	379	EUR 90.45
Purchaser	August 28, 2006	330	EUR 90.46
Purchaser	August 28, 2006	438	EUR 90.47
Purchaser	August 28, 2006	165	EUR 90.48
Purchaser	August 28, 2006	100	EUR 90.49
Purchaser	August 28, 2006	3,094	EUR 90.50
Purchaser	August 29, 2006	17,000	EUR 90.40
Purchaser	August 29, 2006	332	EUR 90.43
Purchaser	August 29, 2006	9,721	EUR 90.45
Purchaser	August 29, 2006	1,000	EUR 90.48
Purchaser	August 29, 2006	2,000	EUR 90.50
Purchaser	August 29, 2006	7,500	EUR 90.55
Purchaser	August 30, 2006	758	EUR 90.35
Purchaser	August 30, 2006	25,000	EUR 90.40
Purchaser	August 30, 2006	34,242	EUR 90.45
Purchaser	August 31, 2006	35,000	EUR 90.45
Purchaser	August 31, 2006	14,502	EUR 90.50
Purchaser	September 5, 2006	1,597	EUR 90.55
Purchaser	September 5, 2006	14,542	EUR 90.56
Purchaser	September 5, 2006	4,117	EUR 90.57
Purchaser	September 5, 2006	20,958	EUR 90.58
Purchaser	September 5, 2006	1,200	EUR 90.59
Purchaser	September 5, 2006	18,651	EUR 90.60
Purchaser	September 5, 2006	202	EUR 90.64
Purchaser	September 5, 2006	20,982	EUR 90.65
Purchaser	September 6, 2006	8,618	EUR 90.54
Purchaser	September 6, 2006	13,978	EUR 90.55
Purchaser	September 6, 2006	386	EUR 90.56
Purchaser	September 6, 2006	15,723	EUR 90.58
Purchaser	September 6, 2006	963	EUR 90.59
Purchaser	September 6, 2006	65,534	EUR 90.60
Purchaser	September 8, 2006	2,360	EUR 90.65
Purchaser	September 8, 2006	12,745	EUR 90.66
Purchaser	September 8, 2006	18,774	EUR 90.68
Purchaser	September 8, 2006	1,500	EUR 90.69
Purchaser	September 8, 2006	64,453	EUR 90.70
Purchaser	September 8, 2006	12,256	EUR 90.72
Purchaser	September 8, 2006	375	EUR 90.74
Purchaser	September 8, 2006	327	EUR 90.76
Purchaser	September 8, 2006	375	EUR 90.77
Purchaser	September 8, 2006	413	EUR 90.80
Purchaser	September 8, 2006	1,000	EUR 90.83
Purchaser	September 8, 2006	2,360	EUR 90.85
Purchaser	September 8, 2006	3,500	EUR 90.88
Purchaser	September 8, 2006	100	EUR 90.89
Purchaser	September 8, 2006	4,000	EUR 90.90
Purchaser	September 8, 2006	4,748	EUR 91.00
Purchaser	September 8, 2006	1,000	EUR 91.02
Purchaser	September 8, 2006	2,300	EUR 91.20
Purchaser	September 8, 2006	6,650	EUR 91.22
Purchaser	September 8, 2006	1,000	EUR 91.27
Purchaser	September 8, 2006	1,000	EUR 91.30
Purchaser	September 8, 2006	2,326	EUR 91.33
Purchaser	September 8, 2006	2,020	EUR 91.35
Purchaser	September 8, 2006	1,000	EUR 91.40
Purchaser	September 8, 2006	1,000	EUR 91.42
Purchaser	September 8, 2006	5	EUR 91.44
Purchaser	September 8, 2006	500	EUR 91.45
Purchaser	September 8, 2006	1,375	EUR 91.49
Purchaser	September 8, 2006	18,845	EUR 91.50
Purchaser	September 8, 2006	1,000	EUR 91.53
Purchaser	September 8, 2006	2,326	EUR 91.54
Purchaser	September 8, 2006	2,000	EUR 91.55
Purchaser	September 8, 2006	540	EUR 91.58
Purchaser	September 8, 2006	3,500	EUR 91.59
Purchaser	September 8, 2006	2,500	EUR 91.60
Purchaser	September 8, 2006	2,326	EUR 91.61
Purchaser	September 8, 2006	490	EUR 91.65
Purchaser	September 8, 2006	5,000	EUR 91.66
Purchaser	September 8, 2006	50	EUR 91.69
Purchaser	September 8, 2006	6,644	EUR 91.70
Purchaser	September 8, 2006	761	EUR 91.72
Purchaser	September 8, 2006	100	EUR 91.75
Purchaser	September 8, 2006	100	EUR 91.77
Purchaser	September 8, 2006	2,326	EUR 91.78
Purchaser	September 8, 2006	7,117	EUR 91.80
Purchaser	September 8, 2006	1,060	EUR 91.90
Purchaser	September 8, 2006	1,500	EUR 91.95
Purchaser	September 8, 2006	4,100	EUR 92.00
Purchaser	September 8, 2006	300	EUR 92.05
Purchaser	September 8, 2006	1,500	EUR 92.25
Purchaser	September 8, 2006	1,000	EUR 92.36
Purchaser	September 8, 2006	463	EUR 92.37
Purchaser	September 8, 2006	1,500	EUR 92.40
Purchaser	September 8, 2006	2,326	EUR 92.47
Purchaser	September 8, 2006	1,000	EUR 92.48
Purchaser	September 8, 2006	1,850	EUR 92.49
Purchaser	September 8, 2006	227	EUR 92.53
Purchaser	September 8, 2006	44,183	EUR 92.58
Purchaser	September 8, 2006	7,475	EUR 92.59
Purchaser	September 8, 2006	4,226,429	EUR 92.60
Item 7. Materials to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 13	English Convenience Translation of the Domination and Profit and Loss Transfer Agreement, dated July 31, 2006, between Schering AG and Dritte BV GmbH, incorporated herein by reference to Exhibit 99.1 of the pre-commencement Schedule TO filed by the Purchaser on August 7, 2006.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 11, 2006.

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG

Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ DR. ALEXANDER ROSAR

Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Dritte BV GmbH

By:	/s/ DR. ARMIN BUCHMEIER

Name: Dr. Armin Buchmeier
Title: Managing Director